Exhibit 99.1

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (the “Agreement”), dated as of September 26, 2013, is by and between FreeSeas Inc., a company incorporated under the laws of the Marshall Islands (the “Company”), and Crede CG III, Ltd., a Bermuda exempted company (the “Claimant”).

RECITALS

A. The Company, Hanover Holdings I, LLC (“Hanover”) and Deutsche Bank Nederland N.V. (“Lender”) entered into that certain Debt Purchase and Settlement Agreement, dated as of July 5, 2013, as amended (the “Debt Purchase Agreement”).

B The Company, Claimant, Hanover, Lender and Deutsche Bank Trust Company Americas entered into that certain Assignment and Amendment Agreement, dated as of September 25, 2013 (the “Assignment Agreement”). Pursuant to the Assignment Agreement, Hanover transferred, bargained, sold, conveyed and assigned to Crede all of Hanover’s right, title and interest under and with respect to the Debt Purchase Agreement and the Escrow Agreement (as defined in the Assignment Agreement).

C. The Claimant brought an action in the Supreme Court of the State of New York, New York County (the “Court”), Index No. 653328/2013 (the “Action”).

D. The Company and the Claimant desire to settle all disputes and claims between them in accordance with the terms of this Agreement.

E. The Company has authorized the issuance to Claimant of shares of Common Stock (as defined below) in exchange for the Claimant Claims (as defined below).

F. The exchange of the Claimant Claims for the Shares (as defined below) will be made in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended (the “1933 Act”).

AGREEMENTS

NOW THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Claimant and the Company hereby agree as follows:

1.                  3(a)(10) Court Order and Number of Shares; Timing of Share Issuances; Closing.

(a)                Court Order and Number of Shares to be Issued Pursuant to Such Court Order. Upon the execution and delivery of this Agreement, the parties will cause their respective counsel to file a joint application with the Court seeking the Court’s approval of the fairness to the Claimant of the issuance of the Shares, the terms of this Agreement and the transactions contemplated hereunder and under the other Transaction Documents (as defined below) and the issuance of the Shares pursuant to the exemption from registration provided by Section 3(a)(10) of the 1933 Act (such order is referred to herein as the “Court Order”).

(b)               Certain Defined Terms.

(i)                 “Additional Shares” means, collectively, all Adjustment Shares and all Shortfall Shares.

(ii)               “Adjustment Date” means first (1st) Trading Day immediately following the end of the Applicable Period.

(iii)             “Applicable Number of Trading Days” means the number of Trading Days during the Applicable Period.

(iv)             “Applicable Period” means the period commencing on the first (1st) Trading Day immediately following the Closing Date and ending on the earlier to occur of (i) the seventy-fifth (75th) consecutive Trading Day immediately following the Closing Date and (ii) the Specified End Date.

(v)               “Bloomberg” means Bloomberg, L.P.

(vi)             “Common Stock” means (i) the Company’s shares of common stock, $0.001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(vii)           “Final Number of Shares” means a number of shares of Common Stock equal to the quotient of (1) $11,850,000 divided by (2) 78% of the quotient of (I) the sum of the daily VWAP of the Common Stock for each of the Trading Days during the Applicable Period divided by (II) the Applicable Number of Trading Days.

(viii)         “Initial Number of Shares” means a number of shares of Common Stock equal to the quotient of (1) $11,850,000 divided by (2) 78% of the quotient of (I) the sum of the daily VWAP of the Common Stock for each of the seventy-five (75) consecutive Trading Days immediately preceding the date of this Agreement divided by (II) seventy-five (75).

(ix)             “Initial Shares” means 5,059,717 of the Initial Number of Shares, which represent 9.9% of the shares of Common Stock issued and outstanding as of the date this Agreement.

(x)               “Interim Number of Shares” means, as of a particular date of determination, a number of shares of Common Stock equal to the quotient of (1) $11,850,000 divided by (2) 78% of the quotient of (I) the sum of the daily VWAP of the Common Stock for each of Trading Days during the period commencing with the Trading Day immediately following the Closing and ending on the Trading Day immediately preceding such date of determination (such period is referred to herein as the “Measuring Period”) divided by (II) the number of Trading Days in the applicable Measuring Period.

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(xi)             “Shares” means, collectively, all the Initial Shares and all Additional Shares.

(xii)           “Specified End Date” means the Trading Day identified by Claimant as the “Last Trading Day” in a written notice delivered by Claimant to the Company.

(xiii)         “Trading Day” means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Claimant.

(xiv)         “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Claimant. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(c)                Timing of Shares Issuances and Limitations Thereon. All shares of Common Stock issued to Claimant hereunder shall be issued at such times and in such amounts as set forth below in this Section 1(c):

(i)                 At the Closing, the Company shall issue and deliver to Claimant the Initial Shares in accordance with Section 1(e)(i).

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(ii)               At any time and from time to time following the Closing and prior to the Adjustment Date, at the written request of the Claimant (an “Adjustment Request”) delivered to the Company in accordance with Section 15, the Company shall issue (but subject to Section 1(c)(v) below) such number of additional shares of Common Stock (the “Adjustment Shares”) to Claimant so that the total number of Shares then issued to Claimant equals the Interim Number of Shares (determined as of the date of the applicable Adjustment Request).

(iii)             If the total number of Shares issued pursuant to this Agreement prior to the Adjustment Date is less than the Final Number of Shares (such difference being the “Shortfall”), then the Company shall issue to Claimant a number of shares of Common Stock on the Adjustment Date equal to the Shortfall (such shares of Common Stock are referred to herein as the “Shortfall Shares”). If as a result of the application of Section 1(c)(v) below all of the Shortfall Shares cannot be issued to Claimant on the Adjustment Date, then the Claimant may from time to time request all or any portion of the unissued Shortfall Shares (subject to Section 1(c)(v)) by delivering written notice to the Company therefor until all Shortfall Shares have been issued to Claimant. If the total number of Shares issued pursuant to this Agreement prior to the Adjustment Date is greater than the Final Number of Shares (such difference being the “Excess”), then the Claimant shall deliver to the Company a number of shares of Common Stock equal to the Excess no later than the tenth (10th) Trading Day following the Adjustment Date.

(iv)             The Company shall cause American Stock Transfer & Trust Company (together with any subsequent transfer agent, the “Transfer Agent”) through the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program (i) to credit the applicable number of Adjustment Shares to Claimant’s balance account with DTC through its Deposit/Withdrawal at Custodian system on the first (1st) Trading Day immediately following the applicable Adjustment Request from Claimant and (ii) to credit the applicable number of Shortfall Shares to Claimant’s balance account with DTC through its Deposit/Withdrawal at Custodian system on the Adjustment Date (or on the first (1st) Trading Day immediately following each request thereof if Section 1(c)(v) applies to the issuance of the Shortfall Shares), provided that in each case of clauses (i) and (ii), if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the Claimant or, at the Claimant’s written instruction, the Claimant’s agent or designee, in each case, sent by reputable overnight courier to the address as specified in writing by the Claimant, a certificate, registered in the Company’s share register in the name of the Claimant or its designee, for the applicable number of Adjustment Shares or Shortfall Shares (as the case may be) to which the Claimant is entitled. The Company shall take all actions reasonably required or necessary for the Company to continue to participate in DTC’s Fast Automated Securities Transfer Program.

(v)               Notwithstanding anything to the contrary contained in this Agreement, the Claimant shall not request, and the Company shall not issue to Claimant, any shares of Common Stock to the extent (but only to the extent) that the Claimant or any of its affiliates would beneficially own in excess of 9.9% (the “Maximum Percentage”) of the Common Stock. To the extent the above limitation applies, the determination of whether the Claimant may request Shares (vis-à-vis any convertible, exercisable or exchangeable securities owned by the Claimant or any of its affiliates) and of which such securities may be requested or shall be convertible, exercisable or exchange (as among all such request rights and securities owned by the Claimant) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for request, conversion, exercise or exchange (as the case may be). No prior inability to request shares of Common Stock pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of the ability to request shares of Common Stock. For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not amend or waive this paragraph without the consent of holders of a majority of its Common Stock. For any reason at any time, upon the written or oral request of the Claimant, the Company shall within one (1) Business Day (as defined below) confirm orally and in writing to the Claimant the number of shares of Common Stock then outstanding, including by virtue of any prior request hereunder or conversion or exercise of convertible or exercisable securities into Common Stock (including, without limitation, pursuant to this Agreement).

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(d)               Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, at 8:30 a.m. local time on the first (1st) Business Day immediately following the date on which the Court Order is entered on the docket of the Court or such other date and time as the Claimant and the Company may mutually determine (the “Closing Date”). The deliveries actually delivered under Section 1(e) and Section 1(f) at the Closing shall be deemed delivered simultaneously. “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(e)                Company’s Deliveries at the Closing. Subject to Claimant’s compliance with Section 1(f), at the Closing the Company shall:

(i)                 cause the Transfer Agent through DTC’s Fast Automated Securities Transfer Program, to credit the Initial Shares to Claimant’s balance account with DTC through its Deposit/Withdrawal at Custodian system; and

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(ii)               deliver the other documents, instruments and certificates set forth in Section 7.

(f)                Claimant’s Deliveries at the Closing. Subject to the Company’s compliance with Section 1(e), at the Closing the Claimant shall cause to be delivered to the Company a Stipulation of Discontinuance, in the form attached hereto as Exhibit A (the “Stipulation”), executed by Greenberg Traurig, LLP, pursuant to which the Claimant voluntarily dismisses the Action with prejudice.

2.                  No Legends; Stop Transfer Instructions. None of the Shares nor any certificates evidencing any of the Shares (if a certificate therefor is requested in writing by Claimant) shall bear any restrictive or other legends or notations. The Company shall not, and the Company shall cause all other Persons (as defined below) to not, issue any stop-transfer order, instruction or other restriction with respect to any of the Shares. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

3.                  Company Release. The Company, on its own behalf and on behalf of its Subsidiaries (as defined below) and its and their respective officers, directors, affiliates, investors and other related Persons (the Company and all of the foregoing Persons referred to above in this Section 3 are referred to herein as “Company Releasors”), hereby irrevocably, fully and unconditionally releases and forever discharges (x) Claimant and (y) each of the present and former directors, officers, shareholders, members, managers, investment managers, investment advisers, partners, employees, agents, advisors, consultants and representatives of Claimant, (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls Claimant, within the meaning of the 1933 Act or the 1934 Act, and each of the present and former directors, officers, shareholders, members, managers, investment managers, investment advisers, partners, employees, agents, advisors, consultants and representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons and each of their direct and indirect related Persons (Claimant and all such other Persons referred to above in clause (y) in this Section 3 are referred to herein collectively as the “Claimant Releasees”) from all claims, actions, obligations, causes of action, suits, losses, omissions, damages, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), expenses and liabilities, of every name and nature, whether known or unknown, absolute or contingent, suspected or unsuspected, matured or unmatured, both at law and in equity, (collectively, the “Claims”) which any Company Releasor may now own, hold, have or claim to have against any of the Claimant Releasees for, upon, or by reason of any nature, cause, action or inaction or thing whatsoever which arises from the beginning of the world to the date and time of this Agreement relating to the Company and its Subsidiaries (collectively, the “Company Claims”). The Company, on behalf of itself and its successors, assigns and other legal representatives and all of the other Company Releasors, covenants that it will not (and that it will cause all other Persons who may seek to claim as, by, through or in relation to any of the Company Releasors or the matters released by the Company Releasors in this Agreement not to) sue any of the Claimant Releasees on the basis of or related to or in connection with any Company Claim herein released and discharged, as provided in this paragraph. Notwithstanding the foregoing, nothing contained in this paragraph shall release or relieve any obligations of Claimant under this Agreement, the Debt Purchase Agreement or under any other Transaction Document to which it is a party.

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4.                  Claimant Release. Claimant, on its own behalf and on behalf of its officers and directors (or managers (as applicable), (Claimant and all of the foregoing Persons referred to above in this Section 4 are referred to herein as “Claimant Releasors”), hereby irrevocably, fully and unconditionally releases and forever discharges the Company and its present and former officers and directors (the Company and its present and former officers and directors are referred to herein collectively as the “Company Releasees”) from all Claims which the Claimant Releasors may now own, hold, have or claim to have against any of the Company Releasees for, upon, or by reason of any nature, cause, action or inaction or thing whatsoever which arises from the beginning of the world to the date and time of this Agreement relating to the Company and its Subsidiaries (collectively, the “Claimant Claims”). Claimant on behalf of itself and its successors, assigns and other legal representatives and the other Claimant Releasors, covenants that it will not (and that it will cause all other Persons who may seek to claim as, by, through or in relation to the Claimant Releasors or the matters released by Claimant in this Agreement not to) sue any of the Company Releasees on the basis of or related to or in connection with any of the Claimant Claims herein released and discharged, as provided in this paragraph. Notwithstanding the foregoing, nothing contained in this paragraph shall release or relieve any obligations of the Company under this Agreement, the Debt Purchase Agreement or any of the other Transaction Documents.

5.                  Company Representations and Warranties. The Company represents and warrants to the Claimant that:

(a)                Organization. The Company is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is formed, and has the requisite power and authority to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (II) controls or operates any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(b)               Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents (as defined below) and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares) have been duly authorized by the Company’s board of directors, and, except for the Court Order, no further filing, consent or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their stockholders or other governing body. This Agreement has been, and the other Transaction Documents will be prior to the consummation of the transactions contemplated hereby, duly executed and delivered by the Company, and each constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. “Transaction Documents” means, collectively, this Agreement, the Irrevocable Transfer Agent Instructions (as defined below) and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

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(c)                Issuance of Shares. The issuance of the Shares is duly authorized, and upon issuance in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof. Upon entry of the Court Order, the offer and issuance by the Company of the Shares will be exempt from registration pursuant to Section 3(a)(10) under the 1933 Act. All of the Shares will be freely transferable and freely tradable by the Claimant without restriction.

(d)               No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares) will not (i) result in a violation of the articles of incorporation of the Company (the “Articles of Incorporation”) (including, without limitation, any certificate of designation contained therein) or other organizational documents of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries or bylaws of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected except, in the case of clause (ii) above, to the extent such violations that could not reasonably be expected to have a material adverse effect on the ability of the Company to perform any of its obligations under any of the Transaction Documents.

(e)                Consents. Except for the Court Order, the Company is not required to obtain any consent from, authorization or order of, or make any filing or registration with any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Transaction Documents, in each case, in accordance with the terms hereof or thereof. Except for the Court Order, all consents, authorizations, orders, filings and registrations which the Company is required to obtain at or prior to the consummation of the transactions contemplated by this Agreement have been obtained or effected on or prior to the consummation of the transactions contemplated by this Agreement, and the Company is not aware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents.

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(f)                Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Incorporation, bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Shares and Claimant’s ownership of the Shares, together with all other securities now or hereafter owned or acquired by Claimant. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of the Company or any of its Subsidiaries.

(g)               Transfer Taxes. On the date hereof, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the offer, issuance and transfer of the Shares to be issued to Claimant hereunder and under the other Transaction Documents will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(h)               Equity Capitalization. As of the date hereof, the authorized capital stock of the Company consists of (i) 250,000,000 shares of Common Stock, of which, 51,108,261 are issued and outstanding and (ii) 5,000,000 shares of preferred stock, none of which are issued or outstanding. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and non-assessable.

(j)                 Investment Company Status. The Company is not, and upon the consummation of the transactions contemplated by this Agreement will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(k)               Assignment of Claims. There has been no actual assignment or transfer or purported assignment or other transfer by any Company Releasor of all or any portion of any of the Company Claims which have been released by any Company Releasor by any provision of this Agreement. The Company is the sole owner and real party-in-interest regarding all Company Claims released by the Company Releasors pursuant to this Agreement.

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6.                  Claimant Representations and Warranties. Claimant represents and warrants to the Company that:

(a)                Organization. Claimant is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.

(b)               Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of Claimant and constitutes the legal, valid and binding obligations of Claimant enforceable against Claimant in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c)                No Conflicts. The execution, delivery and performance by Claimant of this Agreement and the consummation by Claimant of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of Claimant, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Claimant is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to Claimant, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Claimant to perform its obligations hereunder.

(d)               Assignment of Claims. There has been no actual assignment or transfer or purported assignment or other transfer by Claimant of all or any portion of any of the Claimant Claims which have been released by Claimant by any provision of this Agreement. Claimant is the sole owner and real party-in-interest regarding the Claimant Claims released by Claimant pursuant to this Agreement.

7.                  Additional Deliveries of the Company. The Company shall deliver to Claimant at the Closing:

(a)                The opinions of Sichenzia Ross Friedman Ference LLP, the Company’s U.S. counsel, and Redder & Simpson PC, Marshall Islands counsel, in the form previously provided to the Company.

(b)               A copy of the Irrevocable Transfer Agent Instructions that have been delivered to the Transfer Agent.

(c)                A certificate, in the form previously provided to the Company, executed by the Secretary of the Company, dated as of the date of the Closing, as to (i) the resolutions consistent with Section 5(b) as adopted by the Company’s board of directors, (ii) the Articles of Incorporation then in effect and (iii) the bylaws of the Company then in effect.

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8.                  Transfer Agent Instructions. At the Closing, the Company shall issue irrevocable instructions to the Transfer Agent in the form previously provided to the Company (the “Initial Irrevocable Transfer Agent Instructions”) to credit the Initial Shares to the Claimant’s balance account at DTC through DTC’s Fast Automated Securities Transfer Program, registered in the name of Claimant. Simultaneously with each issuance of Additional Shares, the Company shall issue irrevocable instructions to the Transfer Agent in the form previously provided to the Company (each “Additional Irrevocable Transfer Agent Instructions” and together with the Initial Irrevocable Transfer Agent Instructions, the “Irrevocable Transfer Agent Instructions”) to credit the number of applicable Additional Shares to the Claimant’s balance account at DTC through DTC’s Fast Automated Securities Transfer Program, registered in the name of Claimant. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 8 will be given by the Company to its Transfer Agent with respect to the Shares, and that the Shares shall otherwise be freely transferable on the books and records of the Company.

9.                  Prohibition on Issuance of Securities During Restricted Period.

(a)                Except with the prior written consent of the Claimant, during the period commencing on the date hereof and ending on the Trading Day immediately following the Adjustment Date (provided that such period shall be extended by the number of days during such period and any extension thereof contemplated by this proviso in which the Company is not compliance with this Section 9), neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, exchange, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, exchange, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities (as defined below), any debt, any preferred stock or any purchase rights. “Convertible Securities” means any capital stock, convertible debenture or other security of the Company or any of its Subsidiaries that is, or may become, at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.

(b)               Notwithstanding Section 9(a), the restrictions contained in Section 9(a) shall not apply in connection with the issuance of (i) any of the Shares, (ii) shares of Common Stock or standard options to purchase Common Stock to directors, officers or employees of the Company in their capacity as such pursuant to an Approved Share Plan (as defined below), provided that (1) all such issuances (taking into account the shares of Common Stock issuable upon exercise of such options) after the date hereof pursuant to this clause (ii) do not, in the aggregate, exceed 2,555,413 shares of Common Stock (as adjusted for stock splits, stock combinations and other similar transactions occurring after the date of this Agreement) and (2) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects Claimant, (iii) shares of preferred stock or Common Stock pursuant to the terms of the shareholders’ rights plan of the Company that are in effect as of the date of this Agreement, (iv) shares of Common Stock to Free Bulkers S.A., the manager of the Company’s fleet, in lieu of cash compensation, (v) shares of Common Stock upon the conversion, exchange or exercise of Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (ii) above) issued prior to the date hereof, provided that the conversion, exchange or exercise (as the case may be) of any such Convertible Security is made solely pursuant to the conversion, exchange or exercise (as the case may be) provisions of such Convertible Security that were in effect on the date immediately prior to the date of this Agreement, the conversion, exchange or exercise price of any such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (ii) above) is not lowered, none of such Convertible Securities are (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (ii) above) (nor is any provision of any such Convertible Securities) amended or waived in any manner (whether by the Company or the holder thereof) to increase, or which results in an increase in, the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (ii) above) are otherwise materially changed or waived (whether by the Company or the holder thereof) in any manner that adversely affect Claimant, or (vi) shares of Common Stock issued solely in exchange for the contribution of a nautical vessel by an independent third party to the Company, provided that (I) the primary purpose of such issuance is not to raise capital, (II) the shares of Common Stock are issued by the Company solely to such independent third party contributing such nautical vessel and (III) all such issuances of Common Stock after the date hereof pursuant to this clause (vi) do not exceed the greater of (x) 7,500,000 shares of Common Stock in the aggregate (adjusted for stock splits, stock combinations and other similar transactions occurring after the date of this Agreement) and (y) a number of shares of Common Stock in the aggregate having a value exceeding $3,000,000 in the aggregate (with the value of each such share issued pursuant to this clause (vi) being determined using the VWAP of the Common Stock for the ten (10) consecutive Trading Day period immediately preceding the issuance thereof pursuant to this clause (vi)). “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to the date hereof pursuant to which shares of Common Stock and standard options to purchase Common Stock may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

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10.              Listing; Reservation. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is listed or designated for quotation (as the case may be) and shall maintain such listing or designation for quotation (as the case may be) of all the Shares on such national securities exchange or automated quotation system for so long as the Common Stock is so listed or designated for quotation (as the case may be) thereon. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 10. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the maximum number of shares of Common Stock issuable to Claimant pursuant to this Agreement (without regard to any limitations on the issuance thereof set forth in this Agreement).

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11.              “Blue Sky” Compliance. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the Shares for issuance to Claimant pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to Claimant. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and issuance of the Shares required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable “blue sky” laws), and the Company shall comply with all applicable federal, state, local and foreign laws, statutes, rules, regulations and the like relating to the offering and issuance of the Shares to the Claimant.

12.              Limitations on Claimant’s Activities. For so long as the Claimant or any of its affiliates holds any shares of Common Stock, neither the Claimant nor any of its affiliates will: (i) vote any shares of Common Stock beneficially owned by it, solicit any proxies, or seek to advise or influence any person with respect to any voting securities of the Company; or (ii) engage or participate in any actions, plans or proposals which relate to or would result in (a) acquiring additional securities of the Company, alone or together with any other person, which would result in the Claimant and its affiliates beneficially owning (within the meaning of Section 13(d) under the 1934 Act) more than 9.9% of the Common Stock, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its Subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its Subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any Person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act or (j) taking any action, intention, plan or arrangement similar to any of those enumerated above. The provisions of this Section 12 may not be modified or waived without further order of the Court.

13.              Entire Agreement. This Agreement contains the entire agreement and understanding among the parties solely as to the settlement and compromise of all Company Claims and Claimant Claims between the parties and supersedes and replaces all prior settlement negotiations and proposed agreements, written or oral, between the parties solely with respect to the subject matter contained in this Agreement; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) have any effect on the Debt Purchase Agreement and the Debt Purchase Agreement shall continue in full force and effect. Except as expressly set forth herein, neither the Company nor Claimant makes any representation, warranty, covenant or undertaking, express or implied, with respect to the matters contained herein or therein. The parties hereto acknowledge that no other party, or agent, representative or attorney of any other party, has made any promise, representation, or warranty whatsoever, express or implied, not expressly contained in this Agreement concerning the subject matter hereof, to induce this Agreement or otherwise, and the parties acknowledge that they have not executed this Agreement in reliance upon such promise, representation, or warranty not contained herein. No party hereto has granted any waiver or release except as, and to the extent, expressly set forth in this Agreement. For clarification purposes, the Recitals are part of this Agreement.

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14.              Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall (i) be deemed to limit in any way any right to serve process in any manner permitted by law or (ii) be deemed or operate to preclude any party hereto from bringing suit or taking other legal action against any other party hereto in any other jurisdiction to collect on such other party’s obligations hereunder to such party or to enforce a judgment or other court ruling in favor of such party against such other party. EACH OF THE PARTIES HERETO ACKNOWLEDGE AND AGREE THAT THE COURT SHALL BE THE COURT TO RETAIN JURISDICTION TO ENFORCE THE TERMS OF THIS AGREEMENT. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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15.              Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) when sent, if sent by e-mail (provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not immediately receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient) and (iv) if sent by overnight courier service, one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

10, Eleftheriou Venizelou Street (Panepistimiou Ave)

106 71, Athens, Greece

Facsimile: 011-30 210 4291 010

E-mail address: am@freeseas.gr
Attention: Alexandros Mylonas

With a copy (for informational purposes only) to:

Sichenzia Ross Friedman Ference LLP

61 Broadway

32nd Floor

New York, NY 10006
Facsimile: (212) 930-9725

E-mail address: mross@srff.com
Attention: Marc J. Ross, Esq.
                 Thomas Rose, Esq.

If to Claimant:

Crede CG III, Ltd.

11150 Santa Monica Boulevard, Suite 1500

Los Angeles, California 90025

Facsimile: (310) 444-5300

Attention: Terren S. Peizer

With a copy (for informational purposes only) to:

Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 3100
Chicago, Illinois 60601
Facsimile: (312) 456-8435

E-mail address: liebermanp@gtlaw.com

mazurt@gtlaw.com
Attention: Peter H. Lieberman, Esq.

                   Todd A. Mazur, Esq.

or to such other address, facsimile number or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date and recipient facsimile number or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iv) above, respectively. A copy of the e-mail transmission containing the time, date and recipient e-mail address shall be rebuttable evidence of receipt by e-mail in accordance with clause (iii) above.

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16.              Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

17.              Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

18.              Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

19.              Disclosure of Transactions and Other Material Information. The Company shall, on or before 8:30 a.m., New York time, on the third (3rd) Business Day after the date of this Agreement, file a Report of Foreign Private Issuer on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching this Agreement (including all attachments thereto, the “Initial 6-K Filing”). The Company shall, on or before 8:30 a.m., New York time, on the first (1st) Business Day after the date of the Court Order file a Report of Foreign Private Issuer on Form 6-K disclosing that the Court Order was obtained and that the Closing will occur on such Business Day (the “Court Order 6-K Filing”). The Company shall, on or before 8:30 a.m., New York time, on the first (1st) Business Day following each day on which Additional Shares are issued file a Report of Foreign Private Issuer on Form 6-K disclosing that the Company issued Additional Shares and the number of Additional Shares that were so issued (each an “Additional Shares Issuance 6-K Filing” and together with the Initial 6-K Filing and the Court Order 6-K Filing, collectively the “6-K Filings”). Neither the Company, its Subsidiaries nor Claimant shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of Claimant, to issue any press release or make other public disclosure with respect to such transactions (i) in substantial conformity with the applicable 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) Claimant shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Claimant, the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of Claimant in any filing (other than the 6-K Filings), announcement, release or otherwise.

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20.              Successors and Assigns; No Third Party Beneficiaries; Amendments and Waivers. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Company Releasees and the Claimant Releasees. Except as contemplated by the last sentence of Section 12, no provision of this Agreement may be amended other than by an instrument in writing signed by the parties hereto. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

21.              Further Assurances; Acknowledgment. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. The Company acknowledges and agrees that Claimant is acting solely in the capacity of an arm’s length party with respect to the Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents and that Claimant neither is nor has been an “affiliate” (as defined in Rule 144 promulgated by the Securities and Exchange Commission under the 1933 Act) of the Company or any of its Subsidiaries and that Claimant will not become an “affiliate” as a result of the acquisition or holding of any of the Shares or otherwise.

22.              Expenses. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. Claimant shall pay all documented third party costs and expenses incurred by the Company in connection with the transactions contemplated by the Transaction Documents (including, without limitation, all legal fees and disbursements in connection therewith) in an amount equal to $105,120, which amount shall be paid by Claimant directly to such third parties within ten (10) Trading Days after the Closing by wire transfer of immediately available funds to the account specified in writing by such third parties to Claimant.

23.              Indemnification. In consideration of Claimant’s execution and delivery of this Agreement and acquiring the Shares and in addition to all of the other obligations of the Company under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Claimant Releasee from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (regardless of whether any such Claimant Releasee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (collectively, the “Indemnified Liabilities”), incurred by any Claimant Releasee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in any of the Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Company contained in any of the Transaction Documents or (c) any cause of action, suit, proceeding or claim brought or made against such Claimant Releasee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Claimant Releasee that arises out of, relates to or results from (i) the execution, delivery, performance or enforcement of any of the Transaction Documents or any other agreement entered into with, or any instrument received from, the Company or (ii) the status of such Claimant Releasee or holder of Shares either as a holder of any Shares or as a party to this Agreement or any other agreement entered into with, or any instrument received from, the Company (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

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24.              Survival. The representations, warranties, agreements and covenants shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

25.              Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, shares of Common Stock and any other numbers in this Agreement that relate to the Common Stock shall be automatically adjusted for stock splits, stock combinations and other similar transactions that occur with respect to the Common Stock after the date of this Agreement.

26.              Remedies. Claimant shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes, acknowledges and agrees that in the event that the Company fails to perform, observe, or discharge any or all of the Company’s obligations under any of the Transaction Documents, irreparable harm to Claimant will result therefrom. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under any of the Transaction Documents will be inadequate and agrees that Claimant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of showing economic loss and without posting a bond or any other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief)

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27.              Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever Claimant exercises a right, election, demand or option under any Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then Claimant may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

28.              Non-Disparagement. The Company shall not (and the Company shall cause each of the other Company Releasors to not) disparage (or induce or encourage other Persons to disparage) any Claimant Releasee. Claimant shall not (and Claimant shall cause all of the other Claimant Releasors not to) disparage (or induce or encourage other Persons to disparage) any of the Company Releasees.

29.              Termination. Notwithstanding anything contained in this Agreement to the contrary, (a) if (i) the Company breaches any of its obligations under this Agreement prior to the Closing or (ii) the Closing shall not have occurred (other than as a result of a breach by Claimant of any of its obligations under this Agreement) within eight (8) Business Days after the date of this Agreement, then, at the election of the Claimant delivered in writing to the Company prior to the Closing, this Agreement shall be terminated and be null and void ab initio; (b) if Claimant breaches any of its obligations under this Agreement prior to the Closing, then, at the election of the Company delivered in writing to the Claimant prior to the Closing, this Agreement shall be terminated and be null and void ab initio; and (c) this Agreement is subject to the obtaining of the Court Order and entry of the Court Order on the docket of the Court.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Freeseas Inc.

By: /s/ ALEXANDROS MYLONAS

Its: Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

Crede CG III, Ltd.

By: /s/ Terren S. Peizer

Its: Managing Director